Exhibit 99.1

ZTO Express to Hold Annual General Meeting on November 17, 2017

SHANGHAI, Oct. 31, 2017  — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading express delivery company in China, today announced that it will hold its annual general meeting of shareholders (“AGM”) on Friday, November 17, 2017, at 15:30 (local time), at the Ritz Carlton Hotel, Galaxy Macau, Nossa Senhora da Esperança, Macau. The record date is November 1, 2017.

A notice of the AGM describing the matters to be considered during the meeting is available via the AGM link in the Events & Presentations section at the Company’s investor relations website at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE:ZTO) (“ZTO” or the “Company”) is a leading express delivery company in China and one of the largest express delivery companies globally, in terms of total parcel volume in 2016. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

For investor and media inquiries, please contact:

ZTO

Ms. Sophie Li

Investor Relations Department

E-mail: ir@zto.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com